UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2009

Commission File Number:  001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6011 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated February 2, 2009

99.2	Letter Agreement with Investec Bank (Australia) Limited dated January 26, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 2, 2009	By:	/s/ T Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO and President

Austral Amends Loan Facility

Wellington, New Zealand – February 2, 2009 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX)

Austral Pacific Energy Ltd. announces that it has agreed with its loan facility provider, Investec Bank (Australia) Ltd, to further restructure the facility.

Under the agreement with Investec, the maturity date for the current facility has now been extended to the 28th of February. The Bank and Austral will use this period to work toward a fundamental restructure of the company and further restructuring of the loan facility.

Web site:    www.austral-pacific.com
Email:

       ir@austral-pacific.com

Phone:

       Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com  and www.sec.gov/edgar/searchedgar/webusers.htm for further information.

January 26, 2009

Investec Bank (Australia) Limited
Level 31 The Chifley Tower

2 Chifley Square

Sydney NSW 2000
Australia

US$ Cash Advance Agreement

1.

We refer to the US$ Cash Advance Agreement dated 18 December 2006 between Austral Pacific Energy (NZ) Limited as borrower, Totora Energy Limited, Source Rock Holdings Limited and Austral Pacific Energy Ltd as guarantors, Investec Bank (Australia) Limited as agent, arranger and security agent and the lenders named therein as amended by the US$ Cash Advance Amending Agreement dated 25 June 2008 and Standstill Agreement dated November 26, 2008 (“Standstill Agreement”) (together referred to as the “Facility Agreement”).  Terms defined in the Facility Agreement have the same meaning when used in this letter.

2.

We write to advise that the Borrower is unlikely to be able to repay the Outstanding Moneys in full by January 31, 2009 as required by the terms of the Facility Agreement.  Accordingly we request that the Agent, on behalf of the Lenders, agree to amend the Standstill Agreement as follows:

(i)

 the reference to “31 January 2009” in clause 2(a)(i) shall be amended to 28 February 2009 ;

(ii)

Appendix 1 as referred to in clause 2(a)(ii) is replaced by the attached Appendix 1.

3.

Except as specifically modified by the terms of this letter, the Facility Agreement and each of the other Financing Documents remain in full force and effect.  We acknowledge that the Finance Parties reserve all of their rights, remedies and powers under the Financing Documents and otherwise at law, whether currently existing or arising at any time in the future, and, in particular, that, except as contemplated by paragraph 7 of the Standstill Agreement, nothing in this letter shall be deemed to be a waiver of any existing Event of Default, Potential Event of Default or event of review which has occurred under the Transaction Documents prior to the date of this letter.

4.

This letter shall be a Financing Document.

Please indicate your agreement to the terms of this letter by signing where indicated below.

Yours sincerely

Austral Pacific Energy (NZ) Limited

_________________________

Director

Austral Pacific Energy Ltd.

Incorporated in British Columbia, Canada

Level 3, 40 Johnston Street, P O Box 5337, Lambton Quay, Wellington 6145, New Zealand PH: +64 4 495 0888 FAX: +64 4 495 0889

EMAIL: mail@austral-pacific.com  WEBSITE:  www.austral-pacific.com

We acknowledge and agree to the matters set out in the above letter.

Austral Pacific Energy Ltd.	___________________________________ Director
Source Rock Holdings Limited	___________________________________ Director
Totara Energy Limited	___________________________________ Director

Investec Bank (Australia) Limited as Agent for and on behalf of the Lenders agrees to the matters set out in the above letter.

_________________________________
Authorised Signatory
Investec Bank (Australia) Limited